Exhibit 99.1

SAIFUN SEMICONDUCTORS LTD.

45 Hamelacha Street, Netanya, Israel

May 15, 2006

Dear Shareholder,

        You are cordially invited to attend the 2006 Annual General Meeting (the “Annual Meeting”) of the shareholders of Saifun Semiconductors Ltd. (the “Company”), on Thursday, June 8, 2006, beginning at 17:00 local time, at the offices of the Company at 45 Hamelacha Street, Netanya, Israel.

        The Company Secretary’s formal notice of the meeting, published on May 1, 2006, and the Proxy Statement appear on the following pages and describe in detail the matters to be acted upon at the Annual Meeting.

        Only shareholders who held shares at the close of business on May 8, 2006, are entitled to notice of, and to vote at, the meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

        Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

        We look forward to seeing as many of you as can attend the meeting.

Very truly yours, Dr. Boaz Eitan Chairman of the Board of Directors

SAIFUN SEMICONDUCTORS LTD.

45 Hamelacha St., Netanya, Israel

Tel: 972-9-8928444

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

As originally published on May 1, 2006

To be held on June 8, 2006

        NOTICE IS HEREBY GIVEN that the 2006 Annual General Meeting (the “Annual Meeting”) of the shareholders of Saifun Semiconductors Ltd. (the “Company”) will be held on Thursday, June 8, 2006, at 17:00 pm Israel time, at the offices of the Company at 45 Hamelacha Street, Netanya, Israel. The Annual Meeting is being called for the following purposes:

(1)	To re-elect (i) the Company’s Chief Executive Officer, Dr. Boaz Eitan, and (ii) the Company’s President, Mr. Kobi Rozengarten as the two Class I directors of the Company, each to serve until the 2009 Annual General Meeting in accordance with the Company’s Articles of Association;

(2)	Subject to his re-election as a Class I director, to re-authorize Dr. Boaz Eitan, the Company’s Chief Executive Officer, to serve concurrently as Chairman of the Board of Directors of the Company until the 2009 Annual General Meeting;

(3)	To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent auditors for the fiscal year 2006 and its service as the Company’s independent auditors until the next Annual General Meeting and to authorize the Board of Directors of the Company (the “Board”), upon recommendation of the Audit Committee, to fix remuneration of said auditors in accordance with the volume and nature of their services; and

(4)	To report on the business of the Company for the year ended December 31, 2005 (including review of the 2005 financial statements).

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of each proposal. Furthermore, the approval of proposal (2) (authorization of the concurrent service of the Chief Executive Officer as the Chairman of the Board) is also subject to the following additional voting requirements:

—	the majority of shares voted at the meeting in favor of the proposal (not including abstentions), includes at least two-thirds of the shares of Non-Controlling Shareholders present at the meeting (the “Non-Controlling Shares”); or

—	the total number of Non-Controlling Shares voted against such proposal does not exceed one percent of the aggregate voting rights in the Company.

        Only shareholders of record at the close of business on May 8, 2006, shall be entitled to vote at the Annual Meeting, or at any adjournment or postponement thereof.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter, will be mailed on or around May 10, 2006, to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed on a form 6-K and will be available on the Company’s website www.saifun.com on or around May 10, 2006. Signed proxy cards may be delivered to the Company through the office of its transfer agent, American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, not less than twenty four (24) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting.

        In accordance with the Israeli Companies Law-1999 and regulations promulgated thereunder, any shareholder of the Company may address the Company, no later than May 18, 2006, and submit a position paper on his behalf.

BY ORDER OF THE BOARD OF DIRECTORS Craig D. Kugler, Adv. Corporate Secretary

Netanya, Israel
May 1, 2006

ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

        This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share, of Saifun Semiconductors Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 8, 2006, beginning at 17:00 local time, at the offices of the Company at 45 Hamelacha Street, Netanya, Israel (the “Annual Meeting”).

The Proxy

        Dr. Boaz Eitan, Igal Shany and Craig D. Kugler, or any of them, have been appointed as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

        All ordinary shares represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

        A shareholder may revoke a proxy in one of the following ways: (1) by written notice delivered to the Company canceling the proxy or appointing a different proxy, (2) by written notice received by the Chairman of the Annual Meeting of the revocation of the proxy, or (3) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Shareholders Entitled to Vote – Record Date

        Shareholders of record who held ordinary shares at the close of business on May 8, 2006 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

        As of the Record Date, there were 30,826,150 ordinary shares issued, outstanding and entitled to vote at the Annual Meeting.

Quorum and Voting

        Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33 1/3 of the Company’s voting power. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

        A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy is required to adopt each proposal. Furthermore, the approval of proposal (2) (authorization of the concurrent service of the Chief Executive Officer as the Chairman of the Board) is also subject to the following additional voting requirements:

—	the majority of shares voted at the Annual Meeting in favor of the proposal (not including abstentions), includes at least two-thirds of the shares of Non-Controlling Shareholders present at the meeting (the “Non-Controlling Shares”); or

—	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

        For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s actions (other than by means of being a director or office holder of the Company). Any person holding one half or more of (i) the voting power of the Company, or (ii) the right to appoint directors or the Chief Executive Officer, is presumed to have control of the Company. Any shareholder that votes by proxy should indicate on the enclosed proxy card whether such shareholder should be considered a Controlling Shareholder of the Company.

        On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

        Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting, subject to the provisions of the Company’s Articles of Association with respect to Exceptional Holdings1 which shall have no voting rights at any meeting of the Company’s shareholders. If two or more persons are registered as joint owners of any ordinary share, the right to attend the Annual Meeting shall be conferred upon all of the joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Shareholder Register.

1 Under Article 33 of the Company’s Articles of Association, “Exceptional Holdings” means those shares held by a U.S. shareholder of the Company (other than by a Permitted U.S. Shareholder as defined therein) which should be excluded such that the shares held by such U.S. shareholder will constitute less than 9.9% of the voting power of all issued and outstanding shares of the Company.

Voting Results

        The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Company’s corporate secretary based on the information provided by the Company’s transfer agent and will be published following the Annual Meeting on Form 6-K. In accordance with the Companies Regulations (Written Ballot and Position Papers) – 2005, shareholders who hold at least five percent (5%) of the Company’s outstanding voting rights and shareholders who hold at least five percent (5%) of the Company’s outstanding voting rights without taking into consideration the voting rights held by the Controlling Shareholder of the Company (see principal shareholders’ table below), are entitled, following the Annual Meeting, to inspect the signed proxy cards to be kept by the Company at its registered office or at the office of its transfer agent.

Proxy Solicitation

        The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of ordinary shares by: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and reflects the number of shares underlying options that are exercisable within 60 days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares

Dr. Boaz Eitan (1)	11,047,415	35.8%

FMR Corp. and Fidelity International Limited (2)	3,532,613	11.5%

IDB Holding Corporation Ltd.(3)	2,708,859	8.8%

Argos Capital Appreciation Master Fund L.P.(4)	1,589,891	5.2%

All directors and executive officers as a group (5)	13,983,313	44.9%

(1)	Based on a Schedule 13G filed on February 14, 2006 and on other information provided to the Company, this number consists of 5,503,774 ordinary shares and options (exercisable within 60 days of the Record Date) to purchase 42,523 ordinary shares held directly by Dr. Eitan, 1,905,780 ordinary shares held by Adi & Gal Ltd., 1,429,336 ordinary shares held by Sharon & Yoav Ltd., 1,200,000 ordinary shares held by Shikmat Eitan Ltd., 952,892 ordinary shares held by Yonatan & Maya Ltd., 476,444 ordinary shares held by Batya and Yoseph Ltd. and 10,000 ordinary shares held by MIRAGE BVBA. Each of these entities is jointly owned and controlled by Dr. Eitan and his wife. This number also includes 26,666 ordinary shares owned by Dr. Eitan’s wife. Dr. Eitan disclaims beneficial ownership of the shares held by the foregoing except to the extent of his pecuniary interest therein.

(2)	Based on a Schedule 13G filed on April 10, 2006 and on other information provided to the Company on April 13, 2006 by FMR Corp. pursuant to the requirements of the Israeli Companies Law. FMR Corp. and Fidelity International Limited are the parent companies of various investment advisors that manage institutional accounts or open-end investment companies, that have acquired in the aggregate 3,532,613 Ordinary Shares of the Company. The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109, and the address of Fidelity International Limited is P.O. Box HM670, Hamilton HMCX, Bermuda.

(3)	Based on a Schedule 13G filed on February 6, 2006 and on other information provided to the Company, this number consists of 2,708,859 ordinary shares held by Clal Electronic Industries Ltd. Clal Electronic Industries is indirectly controlled by IDB Holding Corporation Ltd. (“IDBH”). IDBH is a public company traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of (i) Ganden Investments I.D.B. Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd., or Manor, a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement, the term of which is until May 9, 2023, relating, among other things, to their joint control of IDBH. In addition, Shelly Bergman beneficially holds approximately 7.3% of the equity of and voting power in IDBH. The address of Nochi Dankner is The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The address of Shelly Bergman is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. The address of Ruth Manor is 26 Hagderot Street, Savyon, Israel. The address of Mr. Avraham Livnat is Taavura Junction, Ramle, Israel. These individuals disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

(4)	Based on a Schedule 13G filed on January 31, 2006 and on other information provided to the Company, this number consists of 1,589,891 ordinary shares. The general partner of Argos Appreciation Master Fund LP is Argos Capital Management, Inc., which is wholly-owned by Ephraim Gildor. The address of Argos Capital Appreciation Master Fund LP is 211 West 61st Street, New York, New York.

(5)	Includes ordinary shares owned by entities affiliated with directors of the Company as well as options to purchase ordinary shares that are exercisable within 60 days of the Record Date. Each director disclaims such beneficial ownership except to the extent of his pecuniary interest therein. In addition, this amount consists of shares and options to purchase ordinary shares held by executive officers.

PROPOSAL ONE

Election of Class I Directors

Background

        Following the Annual Meeting, our Board of Directors shall consist of seven directors. Our Articles of Association provide that we may have up to nine directors.

        Under our Articles of Association, our directors (other than the outside directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2006 and thereafter, each year the term of office of one class of directors will expire. The term of Class I directors, consisting of Dr. Boaz Eitan, Dr. Shlomo Kalish and Mr. Kobi Rozengarten, ends at this Annual Meeting.

        Class II directors, consisting of Mr. Yossi Sela and Mr. Matty Karp, will hold office until our annual meeting of shareholders in 2007. Class III directors, consisting of Mr. Kenneth Levy, will hold office until our annual meeting of shareholders in 2008. In addition, the Company has two outside directors, Mr. George Hervey and Ms. Ida Keidar-Malits who serve on the Board for fixed periods in accordance with the Israeli Companies Law – 1999.

        Out of the current Class I directors, only Dr. Shlomo Kalish informed the Company that he does not intend to stand for re-election. The other two current Class I directors, Dr. Boaz Eitan and Mr. Kobi Rozengarten, are proposed for re-election by the shareholders. If re-elected at this Annual Meeting, each of the nominees will serve until the 2009 Annual General Meeting of Shareholders or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.

Class I Director Nominees

        The following nominees, all current directors of the Company and members of Class I directors, whose relevant information is provided below, have advised the Company that they will continue to serve as directors if re-elected:

        Dr. Boaz Eitan founded Saifun in 1996 and since that time has served as our Chief Executive Officer and Chairman of our board of directors. He is the inventor of our NROM technology. From 1992 to 1997, Dr. Eitan managed the Israeli design center of WaferScale Integration Inc., a design center he established in 1992. From 1983 to 1992, Dr. Eitan held various positions at WaferScale Integration Inc., including manager of the Device Physics group, director of memory products and Vice President of Product and Technology Development. From 1981 to 1983, Dr. Eitan served as a physicist at Intel’s research and development center in Santa Clara, California. Dr. Eitan holds a Ph.D. and an M.Sc. in Applied Physics from the Hebrew University, Jerusalem and a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem. Dr. Boaz Eitan is named as the inventor on over 75 issued U.S. patents and on over 40 pending U.S. patent applications. He is also named as the inventor on a number of issued non-U.S. patents and pending non-U.S. patent applications.

        Kobi Rozengarten has served as our President since 2004 and was appointed to our board of directors on March 7, 2006. Previously, since 1997 Mr. Rozengarten was the Executive Vice President – Business and Chief Executive Officer of Saifun Semiconductors, Inc. Prior to that, from 1994 to 1997, he served as Managing Director of Micro-Swiss Ltd., a subsidiary of Kulicke and Soffa Industries, Inc., a leading supplier of equipment for the semiconductor industry. From 1987 to 1994, Mr. Rozengarten held several senior management positions at Kulicke and Soffa Industries, including Director of Operations and Vice President of Business Development. From 1983 to 1987, Mr. Rozengarten worked at Elbit Computer Ltd., an Israeli defense electronics supplier, as Manager of Finance Planning and Control. Mr. Rozengarten holds an M.Sc. in Industrial Management and a B.Sc. in Industrial Engineering from the Technion – The Israel Institute of Technology.

Proposed Resolution

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, to re-elect Dr. Boaz Eitan and Mr. Kobi Rozengarten as the Company’s Class I Directors, each to serve until the 2009 Annual General Meeting of Shareholders or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.”

        The affirmative vote of the holders of a majority of the voting power represented and voting at the Annual Meeting in person or by proxy is necessary to re-elect each of above – named nominees as Class I directors.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO

Chief Executive and Chairman Concurrent Office

Background

        Under the Israeli Companies Law, following the initial public offering of a company, the approval of the shareholders is required in order to authorize the Chief Executive Officer of a public company to concurrently serve as a Chairman of the Board of Directors. Such authorization will be effective for a period that will not exceed a three-year period and may be extended for additional periods (each such extended period not to exceed three-year terms) subject to approval of the shareholders for each such extended period.

        Dr. Boaz Eitan has served as the Company’s Chief Executive Officer and Chairman of the Board of Directors since 1997. Dr. Eitan’s concurrent office as the Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company was first authorized by the shareholders of the Company on March 22, 2006, for a period which expires upon this Annual Meeting, at which Dr. Eitan’s class of directors is subject to re-election.

Proposed Resolution

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, subject to his re-election as a Class I director in accordance with Proposal 1 above, to re-authorize the Company’s Chief Executive Officer, Dr. Boaz Eitan, to serve concurrently as Chairman of the Board of Directors of the Company until the 2009 Annual General Meeting of the Company, in which Dr. Eitan’s class of directors shall be subject to re-election.”

        The adoption of the resolution is subject to the voting requirements described on page 3 of this proxy statement.

Board Recommendation

        The Board of Directors recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE

Appointing Independent Auditors and Authorization to Determine Compensation

Background

        The Company, based upon the recommendation of the Audit Committee and the Board of Directors, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2006, and to serve as its independent auditors until the next annual general meeting. The Company is also submitting for approval the authorization of the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said auditors in accordance with the volume and nature of their services. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, our independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

        The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent auditors, Kost, Forer, Gabbay and Kasierer (a member of Ernst & Young Global) in each of our previous two fiscal years:

	2004	2005
	(unaudited)

Audit fees	$33,548	$66,381
Audit-related fees(1)	$160,003	$316,508
Tax fees(2)	$3,730	$29,419
All other fees	-	-

Total	$197,281	$412,308

(1)	“Audit-related fees” includes fees for services performed in connection with our registration statement on Form F-1 for our initial public offering and our Annual Report on Form 20-F.

(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

        Our Audit Committee pre-approved all audit and non-audit services provided to the Company and its subsidiaries during the periods listed above.

        Representatives of Kost, Forer, Gabbay and Kasierer will not be present at the Annual Meeting.

Proposed Resolutions

        The shareholders of the Company are requested to adopt the following resolution:

        “RESOLVED, to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2006, and its service as the Company’s independent auditors until the next annual general meeting, and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

        An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board Recommendation

        The Board of Directors accepts the recommendation of the Audit Committee and recommends that the shareholders vote “FOR” the adoption of such resolution.

REPORT OF THE BOARD OF DIRECTORS ON THE BUSINESS OF THE COMPANY
FOR THE YEAR ENDED DECEMBER 31, 2005 AND REVIEW OF THE 2005
FINANCIAL STATEMENTS

        In accordance with Section 60(b) of the Israeli Companies Law-1999, at the Annual Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2005 and the Company’s annual report for 2005 will be reviewed and discussed.

        Copies of the Company’s 2005 Annual Report to shareholders will be mailed to our shareholders shortly after the date of this Proxy Statement. The Annual Report on Form 20-F of the Company for the year ended December 31, 2005, which includes the audited consolidated financial statements of the Company, is also available on the Company’s website, at www.saifun.com.

OTHER BUSINESS

        The Board of Directors is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons names as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

PROPOSALS OF SHAREHOLDERS

        Any shareholder of the Company who intends to present a proposal at the Company’s annual meeting of shareholders to be held in 2007 must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented thereat. Under the Israeli Companies Law, only shareholders who hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

        With respect to the Company’s annual meeting of shareholders to be held in 2007, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company’s proxy statement by March 1, 2006, the Company will not include such proposal in the agenda for the 2007 Annual Meeting of shareholders.

ADDITIONAL INFORMATION

        Copies of the Company’s 2005 Annual Report to shareholders will be mailed to shareholders shortly after the date of this Proxy Statement. The Company also filed an Annual Report on Form 20-F for the year ended December 31, 2005 with the Securities and Exchange Commission on April 11, 2006, subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.

By order of the Board of Directors: —————————————— Dr. Boaz Eitan Chairman of the Board of Directors

Netanya, Israel
May 15, 2006

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SAIFUN SEMICONDUCTORS LTD.

June 8, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

	Please detach along perforated line and mail in the envelope provided.	

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.

To re-elect Class I Directors, each to serve until the 2009 Annual General Meeting of Shareholders or until his successor is elected and qualified, or until such director’s office is vacated in accordance with the Company’s Articles of Association and/or the Israeli Companies Law-1999.

NOMINEES:
☐	FOR ALL NOMINEES	¡	Dr. Boaz Eitan
		¡	Mr. Kobi Rozengarten
☐	WITHHOLD AUTHORITY
FOR ALL NOMINEES

☐	FOR ALL EXCEPT
(See instructions below)

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ˜

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
2a.

Subject to his re-election as a Class I Director in accordance with Proposal 1, to re-authorize the Company’s Chief Executive Officer, Dr. Boaz Eitan, to serve concurrently as Chairman of the Board of Directors of the Company until the 2009 Annual General Meeting of the Company, in which Dr. Eitan’s class of directors shall be subject to re-election.

		☐	☐	☐
		FOR	AGAINST	ABSTAIN
2b.	In connection with Proposal 2a above, please indicate whether you are a “Controlling Shareholder” of the Company and if you indicate YES, please provide details.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.

To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent auditors to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2006, and its service as the Company’s independent auditors until the next annual general meeting, and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

		☐	☐	☐

Please note for Item 2b on the vote instruction form, a vote “FOR” would indicate a “YES” vote, and a vote “AGAINST” would indicate a “NO” vote.

This proxy will be voted as specified. If a choice is not specified, this proxy will be voted FOR proposals 1, 2a and 3 and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0	■

PROXY
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 8, 2006
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
SAIFUN SEMICONDUCTORS LTD.

          The undersigned hereby appoints Dr. Boaz Eitan, Igal Shany, and Craig D. Kugler, and each or any of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Saifun Semiconductors Ltd., an Israeli corporation (the “Company”), which the undersigned may be entitled to vote at the Annual General Meeting of shareholders of the Company to be held at the offices of the Company at 45 Hamelacha St., Netanya, Israel, on Thursday, June 8, 2006, at 17:00 (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

■	14475	■